FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc. (“JED” or the “Company”)

Box 1420

1601 – 15th Avenue

Didsbury, Alberta  T0M 0W0

ITEM 2   Date of Material Change:

 (1) April 12, 2007, and (2) April 18, 2007

ITEM 3   News Release:

A press release was issued on April 19, 2007 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

A.

JED received a letter from the American Stock Exchange (AMEX) advising that JED is currently not in compliance with a continued listing requirement.

B.

JED has entered into a Farmout Agreement to drill in Unitah County, Utah.

ITEM 5   Full Description of Material Change:

1.

JED has received a notice from AMEX that at December 31, 2006, the Company is not in compliance with Section 1003(a)(i) of the AMEX Company Guide.  This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. JED started operations in 2004 and sustained losses in that start-up year, as well as losses and a deficit position in shareholder equity in 2006 due to large write-downs of assets.  JED will submit a detailed plan to AMEX by May 14, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008.  The plan is subject to the approval of the AMEX Listings Qualifications Department and upon such approval the Company will continue its listing during the plan period of up to 18 months, subject to periodic review.  In the event that JED did not submit a plan; the plan is not approved; the Company does not make progress towards compliance consist with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through JED either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.

2.

JED announced that it has entered into a farmout agreement through its wholly owned US subsidiary to drill 7 test wells in lands in Unitah County, Utah, subject to JED’s completion of satisfactory due diligence. Six of the test wells will target natural gas in the Wasatch formation and the seventh test well will target natural gas in the deeper Mesa Verde formation.  The farmor company has assigned a 10% working interest to a third party, so the Company will pay 90% of the costs of the test wells to earn a 45% working interest in the test wells and their 40 acre spacing units.  If all seven test wells are drilled and either completed or abandoned by December 31, 2007, JED will also earn a 45% working interest in all zones to the base of the Mesa Verde of an additional 2,692 acres of land under the farmout. Drilling permits have already been obtained on eight possible locations, so JED can commence drilling soon after completion of due diligence.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Thomas J. Jacobsen, Chief Executive Officer of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 335-2107.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on April 19, 2007.